EXHIBIT 99

Crown Cork & Seal Company, Inc.

ITEM 8. FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND FINANCIAL STATEMENT SCHEDULE

Crown Cork & Seal Company, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Crown Holdings, Inc.:

In our opinion, the accompanying consolidated financial statements listed in the accompanying index to Exhibit 99 present fairly, in all material respects, the financial position of Crown Cork & Seal Company, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index to Exhibit 99 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation as of January 1, 2006, the manner in which it accounts for defined benefit pension and other postretirement plans as of December 31, 2006, the manner in which it accounts for uncertain tax positions as of January 1, 2007, and its method of accounting for inventory in the fourth quarter of 2007.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 28, 2008

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

For the years ended December 31	2007	2006	2005

Net sales	$7,727	$6,982	$6,675

Cost of products sold, excluding depreciation and amortization	6,471	5,863	5,527
Depreciation and amortization	229	227	237

Gross profit	1,027	892	911

Selling and administrative expense	385	316	339
Provision for asbestos...Note M	29	10	10
Provision for restructuring...Note O	20	15	13
Provision for asset impairments and loss/gain on sale of assets... Note P	100	(64)	(18)
Loss from early extinguishments of debt... Note S			383
Interest expense	318	286	361
Interest income	(14)	(12)	(9)
Translation and exchange adjustments...Note R	(12)	6	94

Income/(loss) from continuing operations before income taxes,
minority interests and equity earnings	201	335	(262)
Provision/(benefit) for income taxes...Note V	(400)	(62)	11
Minority interests	(73)	(55)	(51)
Equity earnings			12

Income/(loss) from continuing operations	528	342	(312)

Discontinued operations...Note B
Loss before income taxes		(34)	(21)
Provision/(benefit) for income taxes		(1)	21

Loss from discontinued operations		(33)	(42)

Net income/(loss)	$528	$309	($354)

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

December 31	2007	2006

Assets
Current assets
Cash and cash equivalents	$457	$407
Receivables, net...Note F	673	689
Inventories...Note G	1,030	957
Prepaid expenses and other current assets	72	59

Total current assets	2,232	2,112

Goodwill...Note D	2,199	2,185
Property, plant and equipment, net...Note H	1,604	1,608
Other non-current assets...Note I	1,131	620

Total	$7,166	$6,525

Liabilities & shareholders’ equity/(deficit)
Current liabilities
Short-term debt...Note R	$45	$78
Current maturities of long-term debt...Note R	38	43
Accounts payable and accrued liabilities...Note J	1,977	1,831

Total current liabilities	2,060	1,952

Long-term debt, excluding current maturities...Note R	3,354	3,420
Postretirement and pension liabilities...Note U	625	749
Other non-current liabilities...Note K	579	499
Minority interests	323	279
Commitments and contingent liabilities...Notes L and N

Shareholders’ equity/(deficit)
Additional paid-in capital	2,525	2,523
Accumulated deficit	(654)	(1,166)
Accumulated other comprehensive loss...Note E	(1,646)	(1,731)

Total shareholders’ equity/(deficit)	225	(374)

Total	$7,166	$6,525

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

For the years ended December 31	2007	2006	2005

Cash flows from operating activities
Net income/(loss)	$528	$309	($354)
Adjustments to reconcile net income/(loss) to net cash provided by/(used for) operating activities:
Depreciation and amortization	229	230	282
(Gain)/loss from translation and foreign exchange	(12)	6	94
Provision for asset impairments and loss/gain on sale of assets	100	(64)	10
Write-off of deferred financing fees...Note S			101
Pension expense	10	37	85
Pension contributions	(65)	(90)	(401)
Deferred income taxes	(486)	(110)	(35)
Minority interests and equity earnings	73	55	39
Changes in assets and liabilities, net of effect of divested businesses:
Receivables	68	39	72
Inventories	(19)	(66)	(36)
Accounts payable and accrued liabilities	42	19	118
Asbestos liabilities	3	(16)	(19)
Other	6	9	(81)

Net cash provided by/(used for) operating activities	477	358	(125)

Cash flows from investing activities
Capital expenditures	(156)	(191)	(192)
Proceeds from sale of businesses, net of cash sold...Note B	7	7	627
Proceeds from sale of property, plant and equipment	66	81	40
Other	(11)	(8)	(11)

Net cash provided by/(used for) investing activities	(94)	(111)	464

Cash flows from financing activities
Proceeds from long-term debt	48	232	1,616
Payments of long-term debt	(55)	(143)	(2,268)
Net change in revolving credit facility and short-term debt	(217)	(81)	248
Debt issue costs		(4)	(26)
Net change in long-term intercompany debt	(72)	(120)	(19)
Dividends paid to minority interests	(38)	(29)	(45)
Other	(30)	(16)

Net cash used for financing activities	(364)	(161)	(494)

Effect of exchange rate changes on cash and cash equivalents	31	27	(22)

Net change in cash and cash equivalents	50	113	(177)
Cash and cash equivalents at January 1	407	294	471

Cash and cash equivalents at December 31	$457	$407	$294

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT) AND COMPREHENSIVE INCOME/(LOSS)
(in millions, except share data)

		|			Accumulated
		|			Other
	Comprehensive	|	Paid-In	Accumulated	Comprehensive
	Income/(Loss)	|	Capital	Deficit	Loss	Total

		|
Balance January 1, 2005		|	$2,523	($1,121)	($1,087)	$ 315
		|
Net loss	($ 354)	|		(354)		(354)
Derivatives qualifying as hedges	(10)	|			(10)	(10)
Translation adjustments	(187)	|			(187)	(187)
Translation adjustments - disposition of foreign investments	(5)	|			(5)	(5)
Minimum pension liability adjustments, net of tax of $19	76	|			76	76
Available for sale securities	(6)	|			(6)	(6)
		|
Comprehensive loss	($ 486)	|
		|
		|
		|
Balance December 31, 2005		|	2,523	(1,475)	(1,219)	(171)
		|
		|
Net income	$ 309	|		309		309
Derivatives qualifying as hedges	2	|			2	2
Translation adjustments	133	|			133	133
Minimum pension liability adjustments, net of tax of $2	710	|			710	710
Minimum pension tax adjustment - Note V	(121)	|			(121)	(121)
Available for sale securities	5	|			5	5
		|
Comprehensive income	$1,038	|
		|
		|
Adoption of FAS 158 - Note A		|			(1,241)	(1,241)
		|
		|
Balance December 31, 2006		|	2,523	(1,166)	(1,731)	(374)
		|
		|
Net income	$ 528	|		528		528
Derivatives qualifying as hedges	(7)	|			(7)	(7)
Translation adjustments	25	|			25	25
Translation adjustments - disposition of foreign investments	6	|			6	6
Amortization of net loss and prior service cost included in net periodic pension and postretirement cost, net of tax of $19	47	|			47	47
Net loss and prior service cost adjustments, net of tax of $62	18	|			18	18
Available for sale securities	(4)	|			(4)	(4)
		|
Comprehensive income	$ 613	|
		|
		|
Adoption of FIN 48 - Note A		|		(16)		(16)
Stock-based compensation		|	2			2
		|
		|
Balance December 31, 2007		|	$2,525	($ 654)	($1,646)	$ 225
		|
		|

Crown Cork & Seal Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share, per share, employee and statistical data)

A.   Summary of Significant Accounting Policies

Business and Principles of Consolidation.    The consolidated financial statements include the accounts of Crown Cork & Seal Company, Inc. (the “Company”) and its consolidated subsidiary companies (where the context requires, the “Company” shall include reference to the Company and its consolidated subsidiary companies). Crown Cork & Seal Company, Inc. is a wholly-owned subsidiary of Crown Holdings, Inc. (“CHI”).

These financial statements are provided to comply with CHI’s requirement under Rule 3-16 of Regulation S-X to provide financial statements of certain affiliates whose securities collateralize public debt.

The Company manufactures and sells metal containers, metal closures, and canmaking equipment. These products are manufactured in the Company’s plants both within and outside the United States and are sold through the Company’s sales organization to the soft drink, food, citrus, brewing, household products, personal care and various other industries. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and reflect management’s estimates and assumptions. Actual results could differ from those estimates, impacting reported results of operations and financial position. All intercompany accounts and transactions are eliminated in consolidation. In deciding which entities should be reported on a consolidated basis, the Company first determines whether the entity is a variable interest entity (“VIE”) as defined in FASB Interpretation No. 46 (“FIN 46”). If an entity meets the criteria for VIE status, the Company consolidates that entity if the Company has the obligation to absorb more than 50% of the entity’s expected losses or receive more than 50% of the entity’s expected residual returns. If an entity does not meet the criteria for VIE status, the Company consolidates those in which it has effective control, which includes certain subsidiaries that are not majority-owned. Certain of the Company’s joint venture agreements, including those discussed in Note C, contain provisions in which the Company would surrender certain decision-making rights upon a change in control of the Company. Accordingly, consolidation of these operations may no longer be appropriate subsequent to a change in control of the Company, as defined in the joint venture agreements. Investments in companies in which the Company does not have effective control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Investments in securities where the Company does not have the ability to exercise significant influence over operating and financial policies, and whose fair value is readily determinable such as those listed on a securities exchange, are referred to as “available for sale securities” and reported at their fair value with unrealized gains and losses reported in accumulated other comprehensive income in shareholders’ equity. Other investments are carried at cost.

Foreign Currency Translation.    For non-U.S. subsidiaries which operate in a local currency environment, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income, expense and cash flow items are translated at average exchange rates prevailing during the year. Translation adjustments for these subsidiaries are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. For non-U.S. subsidiaries that use a U.S. dollar functional currency, local currency inventories and property, plant and equipment are translated into U.S. dollars at approximate rates prevailing when acquired; all other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are remeasured at historical rates; all other income and expense items are translated at average exchange rates prevailing during the year. Gains and losses which result from remeasurement are included in earnings.

Revenue Recognition.    Revenue is recognized from product sales when the goods are shipped and the title and risk of loss pass to the customer. Provisions for discounts and rebates to customers, returns, and other adjustments are estimated and provided for in the period that the related sales are recorded. Taxes collected from customers and remitted to governmental authorities are excluded from net sales. Shipping and handling fees and costs are reported as cost of products sold.

Crown Cork & Seal Company, Inc.

Stock-Based Compensation.    The Company participates in CHI’s stock-based employee compensation plans that are currently comprised of fixed stock options and restricted stock awards. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (“FAS 123(R)”), “Share Based Payment.” The Company is using the modified prospective transition method of FAS 123(R) whereby compensation expense for all nonvested stock awards, measured by the grant-date fair value of the awards, will be charged to earnings prospectively over the remaining vesting period based on the estimated number of awards that are expected to vest. Similarly, compensation expense for all future awards will be recognized over the vesting period based on the grant-date fair value and the estimated number of awards that are expected to vest. Compensation expense is recognized over the vesting period on a straight-line basis. Valuation of awards granted prior to the adoption of the standard were calculated using the Black-Scholes option pricing model and the Company expects to use the same model for valuing future awards.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of FAS 123(R) to stock options in 2005.

2005

Net loss, as reported	($354)
Add: Stock-based compensation expense for restricted stock
already included in net loss as reported, net of tax	3
Deduct: Proforma stock-based compensation expense
for stock options and restricted stock, net of tax	(13)

Proforma net loss	($364)

Stock-based compensation expense was $14 ($12 net of tax) and $11 ($11 net of tax) in 2007 and 2006, respectively.

Cash and Cash Equivalents.    Cash equivalents represent investments with maturities of three months or less from the time of purchase and are carried at cost which approximates fair value because of the short maturity of those instruments. Outstanding checks in excess of funds on deposit are included in accounts payable.

Accounts Receivable and Allowance for Doubtful Accounts.    Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectibility, generally focusing on those accounts that are past due. The current year expense to adjust the allowance for doubtful accounts is recorded within cost of products sold in the consolidated statements of operations. Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Inventory Valuation.    Inventories are stated at the lower of cost or market, with cost for U.S. inventories principally determined under the first-in, first-out (“FIFO”) method. Non-U.S. inventories are principally determined under the average cost method. As discussed in Note G, during the fourth quarter of 2007 the Company changed the method of accounting for its U.S. inventories from the last-in, first-out (“LIFO”) method to the FIFO method.

Property, Plant and Equipment.    Property, plant and equipment (“PP&E”) is carried at cost less accumulated depreciation and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. Cost of constructed assets includes capitalized interest incurred during the construction and development period. Maintenance and repairs, including labor and material costs for planned major maintenance such as annual production line overhauls, are expensed as incurred. When PP&E is retired or otherwise disposed, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Crown Cork & Seal Company, Inc.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The range of estimated economic lives in years assigned to each significant fixed asset category is as follows: Land Improvements-25; Buildings and Building Improvements-25 to 40; Machinery and Equipment-3 to 14.

Intangibles.   Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, and other intangible assets are stated at cost. Potential impairment of goodwill is identified by comparing the fair value of a reporting unit, using a combination of market values for comparable businesses and discounted cash flow projections, to its carrying value including goodwill. Goodwill was allocated to the reporting units at the time of the acquisition based on the relative fair value of the reporting units. If the carrying value of the reporting unit exceeds its fair value, any impairment loss is measured by comparing the carrying value of the reporting unit’s goodwill to its implied fair value. Goodwill is tested for impairment in the fourth quarter of each year or when facts and circumstances indicate goodwill may be impaired.

Impairment or Disposal of Long-Lived Assets.   In the event that facts and circumstances indicate that the carrying value of long-lived assets, primarily PP&E and certain identifiable intangible assets with finite lives, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows. Long-lived assets classified as held for sale are presented in the balance sheet at the lower of their carrying value or fair value less cost to sell.

Taxes on Income.   The provision for income taxes is determined using the asset and liability approach. Deferred taxes represent the future expected tax consequences of differences between the financial reporting and tax bases of assets and liabilities based upon enacted tax rates and laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The with-and-without approach is used to account for utilization of windfall tax benefits arising from the Company’s stock-based compensation plans and only the direct impact of awards is considered when calculating the amount of windfalls or shortfalls. Investment tax credits earned in connection with capital expenditures are recorded as a reduction in income taxes in the year the credit arises. Income tax-related interest is reported as interest expense and penalties are reported as income tax expense.

Derivatives and Hedging.   All outstanding derivative financial instruments are recognized in the balance sheet at their fair values. The impact on earnings from recognizing the fair values of these instruments depends on their intended use, their hedge designation and their effectiveness in offsetting changes in the fair values of the exposures they are hedging. Changes in the fair values of instruments designated to reduce or eliminate adverse fluctuations in the fair values of recognized assets and liabilities and unrecognized firm commitments are reported currently in earnings along with changes in the fair values of the hedged items. Changes in the effective portions of the fair values of instruments used to reduce or eliminate adverse fluctuations in cash flows of anticipated or forecasted transactions are reported in shareholders’ equity as a component of accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified to earnings when the related hedged items impact earnings or the anticipated transactions are no longer probable. Changes in the fair values of derivative instruments that are not designated as hedges or do not qualify for hedge accounting treatment are reported currently in earnings. Amounts reported in earnings are classified consistent with the item being hedged.

The effectiveness of derivative instruments in reducing risks associated with the hedged exposures is assessed at inception and on an ongoing basis. Any amounts excluded from the assessment of hedge effectiveness, and any ineffective portion of designated hedges, are reported currently in earnings. Time value, a component of an instrument’s fair value, is excluded in assessing effectiveness for fair value hedges, except hedges of firm commitments, and included for cash flow hedges.

Crown Cork & Seal Company, Inc.

Hedge accounting is discontinued prospectively when (i) the derivative instrument is no longer effective in offsetting changes in fair value or cash flows of the underlying hedged item, (ii) the derivative instrument expires, is sold, terminated or exercised, or (iii) designating the derivative instrument as a hedge is no longer appropriate.

The Company formally documents all relationships between its hedging instruments and hedged items at inception, including its risk management objective and strategy for establishing various hedge relationships. Cash flows from hedging instruments are classified in the Consolidated Statements of Cash Flows consistent with the items being hedged.

Research and Development.   Net research, development and engineering costs of $48, $42 and $47 in 2007, 2006 and 2005, respectively, were expensed as incurred and reported in selling and administrative expense in the Consolidated Statements of Operations. Substantially all engineering and development costs are related to developing new products or designing significant improvements to existing products or processes. Costs primarily include employee salaries and benefits and facility costs.

Reclassifications.   Certain reclassifications of prior years’ data have been made to conform to the current year presentation.

Recent Accounting and Reporting Standards.    Effective January 1, 2007, the Company adopted the following accounting and reporting standards:

FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,” which requires that the impact of a tax position be recognized if it is more likely than not that the position will be sustained on audit, based on the technical merits of the position. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The adoption of FIN 48 resulted in a charge of $16 to accumulated deficit as of January 1, 2007. See Note V for additional information.

FASB Staff Position No. AUG AIR-1 (“FSP AUG AIR-1”), which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements, and permits the use of the direct expensing and deferral methods. Effective January 1, 2007, the Company is using the direct expensing method in its annual and interim financial statements. The Company expensed annual planned major maintenance costs on a straight-line basis over the course of the year under its previous policy. The adoption of FSP AUG AIR-1 had no impact on the Company’s annual financial statements.

SFAS 155 (“FAS 155”), “Accounting for Certain Hybrid Financial Instruments,” which amends the guidance in FAS 133, “Accounting for Derivative Instruments and Hedging Activities” and FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The standard allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The adoption of FAS 155 had no effect on the results of operations or financial position of the Company.

SFAS No. 156 (“FAS 156”), “Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140,” which among other things, requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. The adoption of FAS 156 did not have a material impact on the results of operations or financial position of the Company.

Crown Cork & Seal Company, Inc.

In December 2007, the FASB issued SFAS No. 160 (“FAS 160”), “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.” FAS 160 requires the recognition of noncontrolling (minority) interests as equity in the consolidated financial statements, but separate from the parent’s equity. The statement also requires that the amount of net income attributable to minority interests be included in consolidated net income on the face of the income statement. Assuming FAS 160 was adopted as of December 31, 2007, and using the amounts included in the Company’s financial statements as of that date, the adoption of FAS 160 would increase the Company’s shareholders’ equity from $15 to $338 due to the inclusion of minority interests of $323 in shareholders’ equity. The effect on the income statement for the year ended December 31, 2007, would be to increase the Company’s consolidated net income from $528 to $601 with the inclusion of the $73 of net income attributable to minority interests, and the Company would separately disclose $73 of consolidated net income attributable to minority interests.

B.   Discontinued Operations

During the second and third quarters of 2006, the Company sold its remaining European plastics businesses for $2, net of cash divested. These operations primarily make plastic bottles as well as other products for cosmetics and beauty care companies. In November 2006, the Company sold its Americas health and beauty care business for $4, net of cash divested. In October 2005, the Company sold its plastic closures business for total proceeds of $690. The assets sold included $50 of cash and the Company paid $13 in fees related to the sale, resulting in net proceeds of $627.

The divested businesses were previously included as non-reportable segments in the Company’s segment reporting and had combined net sales of $158 and $931 for the years ended December 31, 2006 and 2005, respectively.

The results of operations for the divested businesses are reported within discontinued operations in the accompanying statements of operations, and prior period statements of operations have been recast. The Consolidated Statements of Cash Flows do not separately report the cash flows of the discontinued operations. Interest expense was not allocated to the divested businesses and, therefore, all of the Company’s interest expense is included within continuing operations.

The components of the loss from discontinued operations are presented below.

	2006	2005

Income/(loss) before tax	($6)	$6
Income tax on operations		(4)
Loss on disposal	(28)	(27)
Income tax on disposal	1	(17)

Loss from discontinued operations	($33)	($42)

C.   Change in Consolidation

In connection with the Company’s plans to expand its beverage can operations in the Middle East, the Company obtained effective control of certain of these operations as of September 1, 2005 through amendments to existing shareholders’ agreements. The Company owns from 40% to 50% of these operations and its ownership percentages did not change as a result of the amendments. With the amendments, the Company now has the unilateral right to establish the operating, capital and financing activities of these operations and, accordingly, has changed its method of accounting to the consolidation method from the equity method.

The change in accounting had no effect on the Company’s net income or earnings per share. The Company’s proforma net sales for 2005 would have been $6,792 if the operations were consolidated as of January 1, 2005.

Crown Cork & Seal Company, Inc.

D.   Goodwill and Intangible Assets

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2007 and 2006 were as follows:

	Americas	North America	European	European	Non-reportable
	Beverage	Food	Beverage	Food	segments	Total

Balance at January 1, 2006	$420	$151	$673	$629	$140	$2,013
Foreign currency translation			77	74	21	172

Balance at December 31, 2006	420	151	750	703	161	2,185
Impairment charge				(103)		(103)
Foreign currency translation	8	13	30	49	17	117

Balance at December 31, 2007	$428	$164	$780	$649	$178	$2,199

During the fourth quarter of 2007, the Company recognized an impairment charge of $103 to write down the value of goodwill in its European metal vacuum closures reporting unit due to a decrease in projected operating results. Estimated fair value for the reporting unit was calculated using a combination of market values for comparable businesses and discounted cash flow projections.

Identifiable intangible assets other than goodwill are recorded within other non-current assets in the Consolidated Balance Sheets and are not material.

E.   Accumulated Other Comprehensive Loss

As of December 31, accumulated other comprehensive loss consists of the following:

	2007	2006

Pension and postretirement adjustments	($1,239)	($1,304)
Cumulative translation adjustments	(402)	(433)
Derivatives qualifying as hedges	(5)	2
Available for sale securities		4

	($1,646)	($1,731)

F.   Receivables

	2007	2006

Accounts and notes receivable	$525	$584
Less: allowance for doubtful accounts	(28)	(38)

Net trade receivables	497	546
Miscellaneous receivables	176	143

	$673	$689

Following are the changes in the allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005. Charges or credits to the allowance that affect the consolidated statements of operations are reported within cost of products sold, excluding depreciation and amortization.

	Balance at				Balance at
	beginning of year	Expense	Write-offs	Translation	end of year

2005	$42		($ 5)	($ 4)	$33
2006	33	$3	(1)	3	38
2007	38	3	(15)	2	28

Crown Cork & Seal Company, Inc.

The Company utilizes receivable securitization facilities in the normal course of business as part of its management of cash flow activities. Under its committed $225 North American facility, the Company sells receivables, on a revolving basis, to a wholly-owned, bankruptcy-remote subsidiary. The subsidiary was formed for the sole purpose of buying and selling receivables generated by the Company and, in turn, sells undivided percentage ownership interests in the pool of purchased receivables to a syndicate of financial institutions.

The Company continues to service these receivables for a fee but does not retain any interest in the receivables sold. The Company has relinquished control of the receivables and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheets. At both December 31, 2007 and 2006, $130 of receivables were securitized under the North American facility.

Under the Company’s committed €120 European securitization facility, certain subsidiaries in the U.K. and France sell receivables to an entity formed in France for the sole purpose of buying receivables from the selling subsidiaries. The buying entity finances the purchase of receivables through the issuance of senior units to a company in which the Company does not retain any interest. The selling subsidiaries continue to service the receivables for a fee, but do not retain any interest in the receivables sold and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheets. At December 31, 2007 and 2006, €97 and €83, respectively, of receivables were securitized under this facility.

During 2007, 2006 and 2005, the Company recorded expenses related to the securitization facilities of $17, $15 and $9, respectively, as interest expense, including commitment fees of 0.25% on the unused portion of the facilities.

G.   Inventories

	2007	2006

Finished goods	$380	$338
Work in process	125	126
Raw materials and supplies	525	493

	$1,030	$957

During the fourth quarter of 2007, the Company changed the method of accounting for its U.S. inventories from the LIFO method to the FIFO method. The Company believes the FIFO method better matches revenues and expenses, yields an inventory balance that more closely approximates current costs, and improves the comparability of its financial statements with peer companies. Prior periods presented in this report have been recast to report as if the FIFO method of accounting had been used for all periods presented and the effect of those changes are presented below.

Crown Cork & Seal Company, Inc.

	2007		2006

Consolidated statements of operations for the years ended December 31	As originally reported	As adjusted for accounting change	As originally reported	As adjusted for accounting change

Cost of products sold	$5,863	$5,863	$5,535	$5,527
Gross profit	892	892	903	911
Income/(loss) from continuing operations before income taxes, minority interests and equity earnings	335	335	(270)	(262)
Income/(loss) from continuing operations	342	342	(320)	(312)
Net income/(loss)	309	309	(362)	(354)
Basic earnings/(loss) per share - continuing operations	2.07	2.07	(1.93)	(1.88)
Diluted earingings/(loss) per share - continuing operations	2.01	2.01	(1.93)	(1.88)
Basic earnings/(loss) per share	1.87	1.87	(2.18)	(2.13)
Diluted earingings/(loss) per share	1.82	1.82	(2.18)	(2.13)

Consolidated balance sheets as of December 31

Inventories	906	957	810	861
Accumulated deficit at December 31	(1,217)	(1,166)	(1,526)	(1,475)
Accumulated deficit at January 1	(1,526)	(1,475)	(1,164)	(1,121)

Consolidated statements of cash flows for the years ended December 31

Inventory working capital change	(66)	(66)	(28)	(36)

If the Company had not changed its method of accounting for inventory from LIFO to FIFO, cost of products sold, excluding depreciation and amortization for the year ended December 31, 2007 would have been $6 higher than reported in the consolidated statement of earnings, and net income would have been $4 lower. On a per share basis, basic and diluted earnings per share would have been lower by $0.02. The change had no effect on net income for the year ended December 31, 2006.

H.   Property, Plant and Equipment

	2007	2006

Buildings and improvements	$792	$732
Machinery and equipment	4,075	3,817

	4,867	4,549
Less: accumulated depreciation and amortization	(3,494)	(3,179)

	1,373	1,370
Land and improvements	148	141
Construction in progress	83	97

	$1,604	$1,608

Crown Cork & Seal Company, Inc.

I.   Other Non-Current Assets

	2007	2006

Deferred taxes	$419	$30
Pension assets	390	295
Intercompany loan to Crown Holdings, Inc.	189	117
Debt issue costs	51	61
Investments	34	39
Long-term notes and receivables	3	40
Other	45	38

	$1,131	$620

The increase in deferred taxes is primarily due to the reversal of the U.S. valuation allowance as discussed in Note V.

The investments caption primarily includes the Company’s investments accounted for by the equity method and the cost method. The caption also includes balances of $9 as of December 31, 2007 and 2006 for investments accounted for as available-for-sale securities. The decrease in long-term notes and receivables is due to the collection in 2007 of a note from the sale of a property in 2006.

J.   Accounts Payable and Accrued Liabilities

	2007	2006

Trade accounts payable	$1,328	$1,224
Salaries, wages and other employee benefits, including pension and postretirement	206	167
Accrued taxes, other than on income	121	120
Accrued interest	44	42
Income taxes payable	30	39
Asbestos liabilities	26	25
Deferred taxes	26	20
Restructuring	15	11
Other	181	183

	$1,977	$1,831

K.   Other Non-Current Liabilities

	2007	2006

Asbestos liabilities	$175	$173
Fair value of derivatives	100	55
Deferred taxes	81	106
Postemployment benefits	48	44
Income taxes payable	41
Environmental	22	23
Other	112	98

	$579	$499

Income taxes payable in 2007 includes liabilities recorded in accordance with FIN 48 as discussed in Note B and Note V.

Crown Cork & Seal Company, Inc.

L.   Lease Commitments

The Company leases manufacturing, warehouse and office facilities and certain equipment. Certain non-cancelable leases are classified as capital leases, and the leased assets are included in property, plant and equipment. Other long-term non-cancelable leases are classified as operating leases and are not capitalized. Certain of the leases contain renewal or purchase options, but the leases do not contain significant contingent rental payments, escalation clauses, rent holidays, rent concessions or leasehold improvement incentives. The amount of capital leases reported as capital assets, net of accumulated amortization, was $7 and $4 at December 31, 2007 and 2006, respectively.

Under long-term operating leases, minimum annual rentals are $65 in 2008, $52 in 2009, $42 in 2010, $32 in 2011, $27 in 2012, and $65 thereafter. Such rental commitments have been reduced by minimum sublease rentals of $6 due under non-cancelable subleases. The present value of future minimum payments on capital leases was $7 as of December 31, 2007. Rental expense (net of sublease rental income) was $69, $57 and $52 in 2007, 2006 and 2005, respectively.

M.   Provision for Asbestos

Crown Cork & Seal Company, Inc. (“Crown Cork”) is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. These claims arose from the insulation operations of a U.S. company, the majority of whose stock Crown Cork purchased in 1963. Approximately ninety days after the stock purchase, this U.S. company sold its insulation assets and was later merged into the Company.

Prior to 1998, the amounts paid to asbestos claimants were covered by a fund made available to the Company under a 1985 settlement with carriers insuring the Company through 1976, when the Company became self-insured. The fund was depleted in 1998 and the Company has no remaining coverage for asbestos-related costs.

In April 2007, May 2006, May 2005, January 2005 and April 2004, the States of Georgia, South Carolina, Florida, Ohio and Mississippi, respectively, enacted legislation that limits the asbestos-related liabilities under state law of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The new legislation, which applies to future and, with the exception of Georgia and South Carolina, pending claims, caps asbestos-related liabilities at the fair market value of the predecessor’s total gross assets adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the total value of its predecessor’s assets adjusted for inflation. The Company has integrated the legislation into its claims defense strategy. The Company cautions, however, that the legislation may be challenged and there can be no assurance regarding the ultimate effect of the legislation on the Company.

In June 2003, the State of Texas enacted legislation that limits the asbestos-related liabilities in Texas courts of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The Texas legislation, which applies to future claims and pending claims, caps asbestos-related liabilities at the total gross value of the predecessor’s assets adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets. On October 31, 2003, The Company received a favorable ruling on its motion for summary judgment in two asbestos-related cases pending against it in the district court of Harris County, Texas (in Re Asbestos Litigation No. 90-23333, District Court, Harris County, Texas), which were appealed. On May 4, 2006, the Texas Fourteenth Court of Appeals upheld the favorable ruling on one of the two cases (Barbara Robinson v. Crown Cork & Seal Company, Inc., No. 14-04-00658-CV, Fourteenth Court of Appeals, Texas). The Appeals court decision has been appealed by the plaintiff to the Texas Supreme Court where oral argument was held on February 7, 2008. The Texas Supreme Court has not ruled on the appeal. In addition, a favorable ruling for summary judgment in an asbestos case pending against it in the district court of Travis County, Texas (in Re Rosemarie Satterfield as Representative of the Estate of Jerrold Braley Deceased v. Crown Cork & Seal Company, Inc. District Court Travis County, 98th Judicial District Cause No. GN-203572) has been appealed. Although the Company believes that the rulings of the District Court and Appeals Court are correct, there can be no assurance that the legislation will be upheld by the Texas courts on appeal or in other cases that may challenge the legislation.

Crown Cork & Seal Company, Inc.

In December 2001, the Commonwealth of Pennsylvania enacted legislation that limits the asbestos-related liabilities of Pennsylvania corporations that are successors by corporate merger to companies involved with asbestos. The legislation limits the successor’s liability for asbestos to the acquired company’s asset value adjusted for inflation. The Company has already paid significantly more for asbestos-related claims than the acquired company’s adjusted asset value. On February 20, 2004, the Supreme Court of Pennsylvania reversed the June 11, 2002 order of the Philadelphia Court of Common Pleas, in which the Court of Common Pleas ruled favorably on a motion by the Company for summary judgment regarding 376 pending asbestos-related cases against the Company in Philadelphia and remanded the cases to the Philadelphia Court of Common Pleas (Ieropoli v. AC&S Corporation, et. al., No. 117 EM 2002). The Court ruled that the new statute, as applied, violated the Pennsylvania Constitution because it retroactively extinguished the plaintiffs’ pre-existing and accrued causes of action. The Company believes that the ruling by the court was limited only to cases which were pending at the time the legislation was enacted. In November 2004, the Commonwealth of Pennsylvania enacted legislation amending the 2001 successor liability statute providing that the 2001 statute applies only to asbestos-related claims with respect to which the two-year statute of limitations for asbestos-related claims had not yet commenced at the time the statute was enacted on December 17, 2001. On July 28, 2005, the Philadelphia Court of Common Pleas granted Crown Cork’s global motion for summary judgment to dismiss all pending asbestos-related cases filed in the court after December 17, 2003 (In re: Asbestos-Litigation October term 1986, No. 001). Additional cases have been dismissed subsequent to July 28, 2005 by the Philadelphia Court of Common Pleas. These decisions remain subject to potential appeal by the plaintiffs and, in some cases, appeals to the Superior Court of Pennsylvania have been filed by the plaintiffs in connection with these decisions and oral argument was held before the Superior Court. The Superior Court has not ruled on these appeals. The Company cautions that the limitation of the statute may not be upheld.

During 2007, 2006 and 2005, respectively, the Company (i) received 4,000, 5,000 and 9,000 new claims, (ii) settled or dismissed 4,000, 5,000 and 4,000 claims, and (iii) had 79,000 claims outstanding at the end of each of the last three years. The outstanding claims at December 31, 2007 exclude 33,000 pending claims involving plaintiffs who allege that they are, or were, maritime workers subject to exposure to asbestos, but whose claims the Company believes will not have a material effect on the Company’s consolidated results of operations, financial position or cash flow.

During 2007, 2006 and 2005, respectively, the Company (i) recorded pre-tax charges of $29, $10 and $10 to increase its accrual, (ii) made asbestos-related payments of $26, $26 and $29, (iii) settled claims totaling $15, $20 and $15, including amounts committed to be paid in future periods and (iv) had outstanding accruals of $201, $198 and $214 at the end of the year.

The Company estimates that its probable and estimable asbestos liability for pending and future asbestos claims and related legal costs is $201 at the end of 2007, including $72 for unasserted claims and $5 for committed settlements that will be paid in 2008.

Historically (1977-2007), the Company estimates that approximately one-quarter of all asbestos-related claims made against it have been asserted by claimants who claim first exposure to asbestos after 1964. However, because of the Company’s settlement experience to date and the increased difficulty of establishing identification of the subsidiary’s insulation products as the cause of injury by persons alleging first exposure to asbestos after 1964, the Company has not included in its accrual any amounts for settlements by persons alleging first exposure to asbestos after 1964.

Crown Cork & Seal Company, Inc.

Underlying the accrual are assumptions that claims for exposure to asbestos that occurred after the sale of the U.S. company’s insulation business in 1964 would not be entitled to settlement payouts and that the Georgia, South Carolina, Florida, Ohio, Mississippi, Texas and Pennsylvania asbestos legislation described above are expected to have a highly favorable impact on the Company’s ability to settle or defend against asbestos-related claims in those states, and other states where Pennsylvania law may apply. The Company’s accrual of $201 includes estimates for probable costs for claims through the year 2017. Estimated additional claims costs of $42 beyond 2017 have not been included in the Company’s liability, as the Company believes cost projections beyond ten years are inherently unreliable due to potential changes in the litigation environment and other factors whose impact cannot be known or reasonably estimated.

While it is not possible to predict the ultimate outcome of the asbestos-related claims and settlements, the Company believes that resolution of these matters is not expected to have a material adverse effect on the Company’s financial position. The Company cautions, however, that estimates for asbestos cases and settlements are difficult to predict and may be influenced by many factors. In addition, there can be no assurance regarding the validity or correctness of the Company’s assumptions or beliefs underlying its accrual. Unfavorable court decisions or other adverse developments may require the Company to substantially increase its accrual or change its estimate. Accordingly, these matters, if resolved in a manner different from the estimate, could have a material effect on the Company’s results of operations, financial position or cash flow.

N.   Commitments and Contingent Liabilities

The Company has been identified by the EPA as a potentially responsible party (along with others, in most cases) at a number of sites. The Company also has environmental issues at certain of its plants in the Americas and Europe. Actual expenditures for remediation were $1 in each of the last three years. The Company’s balance sheet reflects estimated discounted remediation liabilities of $25 and $24 at December 31, 2007 and 2006, respectively, including $3 and $1 as current liabilities, respectively. The Company records an environmental liability when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. The reserves at December 31, 2007 are primarily for asserted claims and are based on internal and external environmental studies. The Company expects that the liabilities will be paid out over the period of remediation for the applicable sites, which in some cases may exceed ten years. Although the Company believes its reserves are adequate, there can be no assurance that the ultimate payments will not exceed the amount of the Company’s reserves and will not have a material effect on the Company’s consolidated results of operations, financial position or cash flow. Any possible loss or range of potential loss that may be incurred in excess of the recorded reserves cannot be estimated.

In 2003, Crown Cork amended the retiree medical benefits that it had been providing to approximately 10,000 retirees pursuant to a series of collective bargaining agreements between Crown Cork and certain unions. The amendments increased maximum coverage, required additional retiree contributions for medical and prescription drug costs and reduced other coverage benefits. Crown Cork has been a party to litigation in which the USWA and IAM unions and retirees claim that the retiree medical benefits were vested and that the amendments breached the applicable collective bargaining agreements in violation of ERISA and the Labor Management Relations Act. In binding arbitration regarding the USWA matter the arbitrator ruled in favor of the USWA parties with respect to employees who retired prior to the 1993 collective bargaining agreement and in favor of Crown Cork with respect to employees who retired under the 1993 and 1998 collective bargaining agreements. The parties are in the remedy stage of the arbitration with respect to employees who retired prior to the 1993 agreement. The Company recorded a charge of $4 in the fourth quarter of 2007 for the estimated settlement costs.

Crown Cork & Seal Company, Inc.

With respect to litigation involving Crown Cork and the IAM parties, a federal district court in Nebraska ruled that, pursuant to the collective bargaining agreement, the matter should be resolved through arbitration. Crown Cork appealed that decision to the Eighth Circuit Court of Appeals. The Eighth Circuit determined that the retiree medical benefits were not vested and that the Company has the unilateral right to modify or discontinue these benefits. The period for requesting review of the decision to the U.S. Supreme Court expired in 2007 and the litigation with the IAM parties formally concluded in January 2008.

The Company and its subsidiaries are also subject to various other lawsuits and claims with respect to labor, environmental, securities, vendor and other matters arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes that the ultimate liabilities resulting from such lawsuits and claims will not materially affect the Company’s consolidated results of operations, financial position or cash flow.

The Company has various commitments to purchase materials, supplies and utilities totaling approximately $3.5 billion as of December 31, 2007 as part of the ordinary conduct of business. The Company’s basic raw materials for its products are steel and aluminum, both of which are purchased from multiple sources. The Company is subject to fluctuations in the cost of these raw materials and has periodically adjusted its selling prices to reflect these movements. There can be no assurance, however, that the Company will be able to fully recover any increases or fluctuations in raw material costs from its customers.

At December 31, 2007 the Company had certain indemnification agreements covering environmental remediation, lease payments, and other potential costs associated with properties sold or businesses divested. For agreements with defined liability limits the maximum potential amount of future liability was $36. Several agreements outstanding at December 31, 2007 did not provide liability limits. At December 31, 2007, the Company had recorded liabilities of $4 for these indemnification agreements. The Company also has guarantees of $29 related to the residual value of leased assets at December 31, 2007.

O.   Restructuring

During 2007, the Company provided a pre-tax charge of $20 for restructuring costs, including $7 for severance and other exit costs in the European Food segment, $6 for the reclassification of cumulative translation adjustments to earnings from the closure of its operations in Indonesia, $3 of corporate costs for the settlement of a labor dispute related to prior restructurings, and $4 for other severance and exit costs.

During 2006, the Company provided a net pre-tax charge of $15 for restructuring costs, including $6 for severance costs in the European Food segment to close a plant, $4 of corporate charges for the estimated settlement costs of a labor dispute related to prior restructurings, $3 for severance costs in the European Specialty Packaging segment to reduce headcount, and $4 for other severance and exit costs, partially offset by a reversal of $2 of severance costs provided during 2005.

During 2005, the Company provided a pre-tax charge of $13 for restructuring costs, including $3 in the Americas Beverage segment for severance costs to reduce headcount at a plant, $5 for severance costs to reduce headcount in a European aerosol can plant, $2 for severance costs to reduce headcount in the U.S. research and development group, and $3 for other severance and exit costs.

The charges above represent the total amount expected to be incurred in connection with each activity. Balances remaining in the reserves at December 31, 2007 included provisions of $10 for current year actions and $5 for prior restructuring actions. The balance of the restructuring reserves was included in the Consolidated Balance Sheets within accounts payable and accrued liabilities.

Crown Cork & Seal Company, Inc.

The components of the restructuring reserve and movements within these components during 2007 and 2006 were as follows:

	Termination benefits	Other exit costs	Total

Balance at January 1, 2006	$12	$1	$13
Provisions	8	7	15
Payments made	(14)	(3)	(17)
Foreign currency translation and other	1	(1)

Balance at December 31, 2006	7	4	11
Provisions	8	12	20
Payments made	(9)	(4)	(13)
Foreign currency translation and other	2	(5)	(3)

Balance at December 31, 2007	$8	$7	$15

P.   Asset Impairments and Loss/Gain on Sale of Assets

During 2007, the Company recorded net pre-tax charges of $100 for asset sales and asset impairments, including a non-cash goodwill impairment charge of $103 in the European metal vacuum closures business, partially offset by $3 of other net gains from asset sales and impairment charges.

During 2006, the Company recorded net pre-tax gains of $64 for asset sales and assets impairments, including a gain of $62 from the sale of a building in the European Food segment. The net building sale proceeds of $71 included a note of $37. The Company is leasing back the facility for a period of up to eighteen months and will have no other continuing involvement with the facility. The Company also sold real estate and equipment in the U.S. for $29, some of which it is leasing back including equipment under a capital lease with a net present value of $4. Deferred gains of $5 on these sales are being recognized over the lives of the leases.

During 2005, the Company recorded net pre-tax gains of $18 for asset sales and asset impairments, including a gain of $7 for the reversal of a provision for an expected loss on divestiture in Asia, and other net gains of $11 for asset sales. In Asia, the Company received a waiver of a local requirement to divest a portion of one of its subsidiaries and, accordingly, reversed its provision for the expected loss on divestiture at a price below fair value.

Q.  Stock-Based Compensation

As of December 31, 2007, the Company participated in six active stock-based incentive compensation plans sponsored by CHI - the 1990, 1994, 1997, 2001, 2004 and 2006 plans, all of which have been approved by CHI’s shareholders. The plans provide for the granting of awards in the form of stock options, deferred stock, restricted stock or stock appreciation rights (“SARs”) and may be subject to the achievement of certain performance goals as determined by the Plan Committee designated by CHI’s Board of Directors. There have been no issuances of deferred stock or SARs under any of the plans as of December 31, 2007. As of December 31, 2007, there were approximately 4.1 million shares available for awards under the 2004 and 2006 plans, and no shares were available under the other four plans. The 2004 and 2006 plans expire in April 2009 and 2016, respectively. Shares awarded are generally issued from the Company’s treasury shares.

Crown Cork & Seal Company, Inc.

Stock Options

A summary of stock option activity follows:

	2007

	Shares	Weighted Average Exercise Price

Options outstanding at January 1	8,191,170	$13.42
Granted	3,722,000	23.47
Exercised	(1,651,903)	8.36
Forfeited	(0,107,500)	23.45
Expired	(0,294,250)	48.09

Options outstanding at December 31	9,859,517	16.92

Options fully vested or expected to vest at December 31	9,540,185	$16.70

The following table summarizes outstanding and exercisable options at December 31, 2007:

Options Outstanding				Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$4.25 to $5.30	1,031,280	3.6	$ 4.83	1,031,280	$ 4.83
$5.49 to $8.38	562,187	3.1	7.46	562,187	7.46
$ 8.60	2,179,400	6.1	8.60	2,179,400	8.60
$ 8.75	774,750	5.7	8.75	774,750	8.75
$19.81 to $22.60	875,650	2.3	20.49	852,900	20.58
$23.45	3,568,500	9.1	23.45	0
$23.88 to $53.44	867,750	1.2	31.88	827,750	35.60

	9,859,517	6.0	16.63	6,228,267	13.12

Outstanding stock options have a contractual term of ten years, are fixed-price and non-qualified, and vest either semi-annually or annually between six months and six years from the date of grant.

Options outstanding at December 31, 2007 had an aggregate intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options as of December 31, 2007) of $94. The aggregate intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $26, $33 and $29, respectively. Cash received from exercise of stock options during 2007 was $14. A tax benefit of $2 was realized from stock options exercised during 2007.

At December 31, 2007, shares that were fully vested or expected to vest had an aggregate intrinsic value of $94 and a weighted-average remaining contractual term of 5.9 years, and shares exercisable had an aggregate intrinsic value of $86 and a weighted-average remaining contractual term of 4.1 years. Also at December 31, 2007, there was $28 of unrecognized compensation expense related to outstanding nonvested stock options with a weighted-average recognition period of 5.1 years.

Stock options are valued at their grant-date fair value using the Black-Scholes option pricing model. Valuations incorporate several variables, including expected term, expected volatility, and a risk-free interest rate. The expected term (which is the timeframe under which an award is exercised after grant) is derived from historical data about participant exercise and post-vesting employment termination patterns. Volatility is the expected fluctuation of CHI’s stock price in the market and is derived from a combination of historical data about CHI’s stock price and implied volatilities based on market data. The risk-free interest rate is the U.S. Treasury yield curve rate in effect at the date of the grant which has a contractual life similar to the option’s expected term.

Crown Cork & Seal Company, Inc.

During 2007, the Company granted approximately 3.7 million stock options to employees under its 2006 stock-based incentive compensation plan. The options have a ten-year contractual life and vest over six years at 20% per year with the initial vesting scheduled on the second anniversary of the grant. The grants were valued using the Black-Scholes option pricing model.

The fair value of each stock option on the date of the grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2005

Risk-free interest rate	4.7%	4.2%
Expected life of option (years)	6.0	4.0
Expected stock price volatility	32.2%	29.9%
Expected dividend yield	0.0%	0.0%

The weighted average grant-date fair values for options granted during 2007 and 2005 were $9.50 and $4.83, respectively. There were no options granted during 2006.

Compensation expense for stock options was $5 in both 2007 and 2006, using an annual forfeiture rate of approximately two percent. The forfeiture rate is based on historical data of the forfeiture of nonvested share-based awards through the termination of service by plan participants.

Restricted Stock

Restricted stock was issued in each of the last three years, under the 2004 and 2006 stock-based incentive compensation plans to certain senior executive officers. A portion of the restricted stock vests ratably over three years on the anniversary of the date of grant and a portion is subject to performance-based vesting. The 2007 and 2006 awards included 258,218 shares and 277,440 shares, respectively, that are time-vested. The time-vested awards permit the accelerated vesting of nonvested shares upon termination of a participant due to retirement, disability or death. The fair value of the time-vested awards was based on CHI’s closing stock price at the grant date.The 2007 and 2006 awards included 136,003 shares and 145,144 shares, respectively, that contain a market performance feature. The market performance criterion applied to these shares is the median Total Shareholder Return (“TSR”), which includes share price appreciation and dividends paid, of CHI during the three-year term of the grant measured against a peer group of companies. The level of shares which vest is based on the level of performance achieved, ranges between 0% and 200% of the shares awarded and are settled in stock. The fair value of each performance share was calculated as $25.36 and $21.17 for 2007 and 2006, respectively, using a Monte Carlo valuation model. The variables used in this model included stock price volatility of 28.4% in 2007 and 36.9% in 2006, an expected term of three years, and a risk-free interest rate of 4.8% in 2007 and 4.7% in 2006, along with other factors associated with the relative performance of CHI’s stock price and shareholder returns when compared to the companies in the peer group.

A summary of restricted stock transactions during the year ended December 31, 2007 follows:

		Weighted-Average
		Grant Date
	Shares	Fair Value

Beginning outstanding	825,383	$16.33
Awarded	394,221	22.92
Released	(360,746)	15.00

Ending outstanding	858,858	18.89

Compensation expense for restricted stock was $9, $6 and $3 in 2007, 2006 and 2005, respectively. As of December 31, 2007, there was $7 of unrecognized compensation cost related to outstanding nonvested restricted stock awards. This cost is expected to be recognized over the remaining weighted-average vesting period of 1.3 years. The total fair value of shares that vested during the years ended December 31, 2007 and 2006 was $8 and $3, respectively. No awards vested during 2005.

Crown Cork & Seal Company, Inc.

R.   Debt

	2007	2006

Short-term debt (1)
U.S. dollar bank loans/overdrafts	$10	$20
Other currency bank loans/overdrafts	35	58

Total short-term debt	$45	$78

Long-term debt
Credit facility borrowings: (2)
U.S. dollar		$60
Other currencies		119
Senior secured notes:
Euro (€460) 6.25% first priority due 2011	$672	606
First priority term loans:
U.S. dollar at LIBOR plus 1.75% due 2012	358	361
Euro (€281 in 2007) at EURIBOR plus 1.75% due 2012	410	374
Senior notes and debentures:
U.S. dollar 7.625% due 2013	500	500
U.S. dollar 7.75% due 2015	600	600
U.S. dollar 8.00% due 2023	200	200
U.S. dollar 7.375% due 2026	350	350
U.S. dollar 7.50% due 2096	150	150
Other indebtedness in various currencies:
Fixed rate with rates in 2007 from 1.0% to 14.6% due 2008 through 2015	71	51
Variable rate with average rates in 2007 from 6.0% to 9.8% due 2008 through 2014	86	97
Unamortized discounts	(5)	(5)

Total long-term debt	3,392	3,463

Less: current maturities	(38)	(43)

Total long-term debt, less current maturities	$3,354	$3,420

(1)	The weighted average interest rates for bank loans and overdrafts outstanding during 2007, 2006 and 2005 were 5.7%, 6.2% and 4.3%, respectively.
(2)	The $800 revolving credit facility is due 2011 and currently bears interest at EURIBOR or LIBOR plus 1.25%. The weighted average interest rates for the credit facilities during 2007, 2006 and 2005 were 7.0%, 6.7% and 5.0%, respectively.

Aggregate maturities of long-term debt for the five years subsequent to 2007, excluding unamortized discounts, were $38, $33, $36, $739 and $747, respectively. Cash payments for interest during 2007, 2006 and 2005 were $293, $256 and $389, respectively, including amounts capitalized of $1 in both 2006 and 2005.

The estimated fair value of the Company’s long-term borrowings, based on quoted market prices for the same or similar issues, was $3,339 at December 31, 2007.

During 2007, 2006 and 2005, the Company recorded pre-tax foreign exchange gains of $12 and losses of $6 and $94, respectively, primarily for certain subsidiaries that had unhedged currency exposure arising from intercompany debt obligations. The losses are included in translation and exchange adjustments in the Consolidated Statements of Operations.

Crown Cork & Seal Company, Inc.

S.   Debt Refinancings and Early Extinguishments

In 2005, the Company sold $500 of 7.625% senior notes due 2013 and $600 of 7.75% senior notes due 2015, and entered into an $800 first priority revolving credit facility due 2011 and a first priority term loan facility due 2012 comprised of $165 and €287 term loans. In August 2006, the Company entered into an amendment to its first priority credit facility providing for an additional $200 first priority term loan facility due 2012. The revolving credit facility is subject to a pricing grid and has current pricing of 1.25% above LIBOR and EURIBOR, respectively. The revolving credit facility also includes commitment fees of 0.375% on the unused portion of the facility. The proceeds from the refinancing were used to repay the Company’s prior revolving credit facility and all but $36 of the second and third priority senior secured notes issued by Crown European Holdings (“CEH”), an indirect wholly-owned subsidiary, and to pay premiums, fees and expenses associated with the refinancing. The Company recognized a loss of $379 in connection with the refinancing, consisting of $278 of premiums and fees and the write-off of $101 of unamortized fees and unamortized interest rate swap termination costs related to the refinanced facilities and notes. During 2005, the Company also recognized an additional loss of $4 from early extinguishments of debt for premiums paid to purchase certain unsecured notes.

The notes due 2013 and 2015 are senior obligations of Crown Americas, LLC and Crown Americas Capital Corporation, indirect, wholly-owned subsidiaries of the Company, and are guaranteed by substantially all U.S. subsidiaries. The revolving credit and term loan facilities contain financial covenants including an interest coverage ratio, a total net leverage ratio and a senior secured net leverage ratio.

The $800 revolving credit facility includes provisions for letters of credit up to $150 and €50. Outstanding letters of credit accrue interest at 1.25% as of December 31, 2007 and reduce the amount of borrowing capacity otherwise available. As of December 31, 2007, there were $78 of outstanding letters of credit under the facility.

In connection with the November 2005 refinancing and repurchase of the significant majority of the then outstanding second and third priority senior secured notes, the $38 of remaining notes outstanding as of December 31, 2007 no longer have any secured interest. CEH may redeem the $35 of 2011 notes at any time and the $3 of 2013 notes at any time prior to March 2008, by paying a make-whole premium. Thereafter, CEH may redeem some or all of the 2011 and 2013 notes at redemption prices initially representing a premium to principal equal to one-half of the applicable interest rate on the notes, declining annually thereafter.

In September 2004, the Company issued €460 of 6.25% first priority senior secured notes due 2011. The €460 of 6.25% notes issued in 2004, along with the $38 of remaining principal on notes issued in 2003, are senior obligations of CEH and are guaranteed on a senior basis by Crown Holdings, Crown Cork, substantially all other U.S. subsidiaries, and certain subsidiaries in the U.K., Canada, France, Germany, Mexico, Switzerland and Belgium. The holders of the first priority senior secured notes have first priority liens on assets of certain of the guarantor subsidiaries and the stock of Crown Cork. CEH may redeem all or some of the first priority secured notes at any time by paying a make-whole premium. CEH is also required to make an offer to purchase the first priority secured notes upon the occurrence of certain change of control transactions or asset sales. The first priority note indentures contain covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional debt, pay dividends or repurchase capital stock, create liens, and engage in sale and leaseback transactions. In December 2006, the Company paid $15 to the holders of the first priority senior secured notes to amend the indenture to conform certain provisions to comparable provisions in the senior secured facility. Among other things, the amendments allow the Company to incur an additional $200 of indebtedness collateralized by the same liens as the notes and to make $100 of additional restricted payments of any type, including restricted payments for the repurchase or other acquisition or retirement for value of shares of Company common stock.

Crown Cork & Seal Company, Inc.

T. Derivative Financial Instruments

In the normal course of business the Company is subject to risk from adverse fluctuations in foreign exchange and interest rates and commodity prices. The Company manages these risks through a program that includes the use of derivative financial instruments, primarily swaps and forwards. Counterparties to these contracts are major financial institutions. These instruments are not used for trading or speculative purposes. The extent to which the Company uses such instruments is dependent upon its access to them in the financial markets and its use of other methods, such as netting exposures for foreign exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices and foreign exchange rates, to effectively achieve its goal of risk reduction. The Company’s objective in managing its exposure to market risk is to limit the impact on earnings and cash flow.

Cash Flow Hedges.  The Company designates certain derivative instruments as cash flow hedges of anticipated purchases or sales, including certain foreign currency denominated intercompany transactions. The ineffective portion of these hedges was not material and no components of the hedge instruments were excluded from the measurement of hedge effectiveness.

During 2005, the Company entered into four cross-currency swaps with a notional value of $700. These swaps effectively convert fixed rate U.S. dollar intercompany debt into fixed rate euro intercompany debt. Since the terms of the swaps and the related debt are the same, the Company expects the swaps to be highly effective in reducing the related risk. In November 2006, the first of the four swaps matured and the Company paid $11 at settlement. In November 2007, the second swap matured and the Company paid $30 at settlement. At December 31, 2007, the two remaining swaps with an aggregate notional value of $460 and maturing in November 2009 and 2010, had an aggregate fair value loss of $100 and were reported in other non-current liabilities.

The Company has designated foreign exchange swaps and forwards and commodity forwards as cash flow hedges of anticipated foreign exchange and commodity transactions. Contracts outstanding at December 31, 2007 mature between one and twenty-seven months. At December 31, 2007 and 2006, the aggregate fair values of the commodity contracts were losses of $19 and gains of $1, respectively, and were reported in current liabilities and current assets consistent with the classification of the hedged items. The aggregate fair values of the foreign exchange contracts were losses of $6 in 2007, and less than $1 in 2006 and were reported in other current liabilities.

The changes in accumulated other comprehensive income/(loss) associated with cash flow hedging activities during 2007 and 2006 were as follows:

	2007	2006

Balance at January 1	$2	$0
Current period changes in fair value, net of tax	(120)	(70)
Reclassifications to earnings, net of tax	113	72

Balance at December 31	($5)	$2

The current period changes in fair value and reclassification to earnings are primarily due to the foreign exchange component of the cross-currency swaps discussed above.

During the twelve months ending December 31, 2008, a loss of $19 is expected to be reclassified to earnings with respect to commodity forwards. The actual amount that will be reclassified to earnings over the next twelve months may differ from this amount due to changing market conditions. No amounts were reclassified to earnings during 2007 in connection with forecasted transactions that were no longer considered probable.

Fair Value Hedges.  The Company designates certain derivative financial instruments as fair value hedges of recognized assets, liabilities, and unrecognized firm commitments. Amounts excluded from the assessment and measurement of hedge effectiveness were reported in earnings and amounted to less than $1 before income taxes in each of the last three years.

Crown Cork & Seal Company, Inc.

The Company designates certain foreign currency forward exchange contracts as fair value hedges of recognized foreign-denominated assets and liabilities, generally trade accounts receivable and payable and intercompany debt, and unrecognized foreign-denominated firm commitments. At December 31, 2007, the aggregate fair value of these contracts was a loss of $3 and was reported in current liabilities. The aggregate fair value at December 31, 2006 was less than $1. There was no impact on earnings in any of the last three years from a hedged firm commitment that no longer qualified as a fair value hedge.

Undesignated Contracts.  At December 31, 2007, the Company had outstanding foreign currency forward exchange contracts that have not been designated as hedges. Changes in their fair value are reported currently in earnings as translation and exchange adjustments and offset the foreign currency gains or losses reported from the re-measurement of related intercompany balances. The aggregate fair value of these contracts at both December 31, 2007 and 2006 was a gain of $13 and was reported in current assets.

U.   Pensions and Other Retirement Benefits

Pensions.  The Company sponsors various pension plans covering certain U.S. and non-U.S. employees, and participates in certain multi-employer pension plans. The benefits under the Company plans are based primarily on years of service and either the employees’ remuneration near retirement or a fixed dollar multiple. Contributions to multi-employer plans in which the Company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts or applicable local regulations.

A measurement date of December 31 was used for all plans presented below.

The components of pension expense were as follows:

U.S.	2007	2006	2005

Service cost	$8	$9	$9
Interest cost	77	77	78
Expected return on plan assets	(112)	(108)	(89)
Amortization of actuarial loss	46	56	62
Amortization of prior service cost	2	2	2
Cost attributable to settlements and curtailments	3

Total pension expense	$24	$36	$62

Non-U.S.	2007	2006	2005

Service cost	$36	$35	$34
Interest cost	171	152	163
Expected return on plan assets	(245)	(215)	(216)
Amortization of actuarial loss	29	33	46
Amortization of prior service credit	(6)	(6)	(7)
Cost attributable to settlements and curtailments	1	2	3

Total pension expense/(credit)	($14)	$1	$23

Additional pension expense of $4 was recognized in each of the last three years for multi-employer plans.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $71, $70 and $0, respectively, as of December 31, 2007 and $69, $64 and $0, respectively, as of December 31, 2006.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $219, $197 and $92, respectively, as of December 31, 2007 and $204, $182 and $81, respectively, as of December 31, 2006.

Crown Cork & Seal Company, Inc.

	U.S. Plans		Non-U.S. Plans

Projected Benefit Obligations	2007	2006	2007	2006

Benefit obligations at January 1	$1,391	$1,434	$3,244	$2,926
Service cost	8	9	36	35
Interest cost	77	77	171	152
Plan participants’ contributions			7	7
Amendments	2
Curtailments and settlements				(6)
Actuarial (gain)/loss	(61)	(14)	60	(75)
Benefits paid	(116)	(115)	(185)	(163)
Foreign currency exchange rate changes			92	368

Benefit obligations at December 31	$1,301	$1,391	$3,425	$3,244

Accumulated benefit obligations at December 31	$1,279	$1,365	$3,261	$3,086

	U.S. Plans		Non-U.S. Plans

Plan Assets	2007	2006	2007	2006

Fair value of plan assets at January 1	$1,338	$1,291	$3,400	$2,881
Actual return on plan assets	165	161	158	210
Employer contributions	7	1	58	89
Plan participants’ contributions			7	7
Benefits paid	(116)	(115)	(185)	(163)
Foreign currency exchange rate changes			86	376

Fair value of plan assets at December 31	$1,394	$1,338	$3,524	$3,400

Pension assets/(liabilities) included in the Consolidated Balance Sheets are:

	2007	2006

Non-current asset	$390	$295
Current liability	(21)	(14)
Non-current liability	(177)	(178)

The Company’s current liability of $21 as of December 31, 2007, represents the expected required payments to be made for unfunded plans over the next twelve months. Estimated required 2008 employer contributions are $46 for the Company’s funded plans.

Changes in the net loss and prior service credit for the Company’s pension plans were:

	2007		2006		2005

		Prior		Prior		Prior
	Net	service	Net	service	Net	service
	loss	credit	loss	credit	loss	credit

Balance at January 1	$1,497	($0,016)	$1,625	($0,015)	$1,527	($0,030)
Reclassification to net period benefit cost	(00,078)	5	(00,089)	4	(00,108)	5
Current year (gain)/loss	33		(00,137)		287	5
Amendments		2
Foreign currency translation	28	1	98	(00,005)	(00,081)	5

Balance at December 31	$1,480	($0,008)	$1,497	($0,016)	$1,625	($0,015)

Crown Cork & Seal Company, Inc.

As of December 31, 2007, accumulated other comprehensive loss included a charge of $1,480 for unrecognized net losses and a credit of $8 for prior service credits. The estimated portions of the net losses and prior service credits that are expected to be recognized as components of net periodic benefit cost/(credit) in 2008 are $74 and ($4), respectively.

The expected future benefit payments as of December 31, 2007 are:

	U.S. Plans	Non-U.S. Plans

2008	$128	$181
2009	125	190
2010	134	197
2011	109	203
2012	108	209
2013 - 2018	502	1,120

Additional information concerning the plan assets is presented below.

	U.S. Plan Assets			Non-U.S. Plan Assets

	Weighted Average			Weighted Average

	2008	December 31,		2008	December 31,

Plan assets	Target Allocation	2007	2006	Target Allocation	2007	2006

Equity securities	70%	71%	73%	21%	21%	25%
Fixed income	12%	9%	9%	52%	54%	53%
Real estate	3%	2%	2%	8%	8%	9%
Other	15%	18%	16%	19%	17%	13%

	100%	100%	100%	100%	100%	100%

Plan assets included $138 and $128 of CHI’s common stock at December 31, 2007 and 2006, respectively.

The non-U.S. plan asset percentages are those of the U.K. plan, which is the primary non-U.S. plan with assets. The “other” caption of plan assets primarily includes alternate investments such as private equities and hedge funds, but in the U.S. also included $60 and $30 of cash as of December 31, 2007 and 2006, respectively.

The Company’s investment strategy in the U.S. plan is to provide the fund with an ability to earn attractive long-term rates of return on its assets at an acceptable level of risk. The equity portions of the program are diversified within the U.S. and international markets based on capitalization, valuations and other factors. Debt securities include all sectors of the marketable bond markets.

The Company’s investment strategy in the U.K. plan is to invest 52% of its assets in investment grade bonds that match the liability profile. The remaining assets are invested in U.K. and global equities, real estate, high-yield bonds and alternate investments. The allocation of assets is determined after considering the plan’s financial position, liability profile and funding requirements.

The weighted average actuarial assumptions used to calculate the benefit obligations at December 31 were:

U.S.	2007	2006	2005

Discount rate	6.5%	5.9%	5.7%
Compensation increase	3.0%	3.0%	3.0%

Non-U.S.	2007	2006	2005

Discount rate	5.2%	5.2%	5.0%
Compensation increase	3.5%	3.5%	3.5%

Crown Cork & Seal Company, Inc.

The weighted average actuarial assumptions used to calculate pension expense for each year were:

U.S.	2007	2006	2005

Discount rate	5.9%	5.7%	5.8%
Compensation increase	3.0%	3.0%	3.0%
Long-term rate of return	8.75%	8.75%	9.0%

Non-U.S.	2007	2006	2005

Discount rate	5.2%	5.0%	6.3%
Compensation increase	3.5%	3.5%	4.3%
Long-term rate of return	7.1%	7.1%	8.1%

The expected long-term rates of return are determined at each measurement date based on a review of the actual plan assets, the target allocation, and the historical returns of the capital markets, adjusted for current interest rates as appropriate.

Other Postretirement Benefit Plans.  The Company sponsors unfunded plans to provide health care and life insurance benefits to pensioners and survivors. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. Life insurance benefits are generally provided by insurance contracts. The Company reserves the right, subject to existing agreements, to change, modify or discontinue the plans. A measurement date of December 31 was used for the plans presented below.

The components of the net postretirement benefits cost were as follows:

	2007	2006	2005

Service cost	$5	$4	$4
Interest cost	33	33	38
Amortization of prior service credit	(17)	(16)	(13)
Amortization of actuarial loss	10	13	15

Total postretirement benefit cost	$31	$34	$44

The following provides the components of the changes in the benefit obligations:

	2007	2006

Benefit obligations at January 1	$614	$639
Service cost	5	4
Interest cost	33	33
Amendments	(102)	3
Actuarial gain	(42)	(24)
Benefits paid	(35)	(43)
Foreign currency exchange rate changes	10	2

Benefit obligations at December 31	$483	$614

Crown Cork & Seal Company, Inc.

Changes in the net loss and prior service credit for the Company’s postretirement benefit plans were:

	2007		2006		2005

		Prior		Prior		Prior
	Net	service	Net	service	Net	service
	loss	credit	loss	credit	loss	credit

Balance at January 1	$183	($119)	$219	($136)	$224	($ 99)
Reclassification to net periodic benefit cost	(10)	17	(13)	16	(15)	13
Current year (gain)/loss	(42)		(24)		11
Amendments		(102)		3		(52)
Foreign currency translation			1	(2)	(1)	2

Balance at December 31	$131	($204)	$183	($119)	$219	($136)

As of December 31, 2007, accumulated comprehensive loss included a charge of $131 for unrecognized losses and a credit of $204 for prior service credits. The estimated portions of the net losses and prior service credits that are expected to be recognized as components of net periodic benefit cost/(credit) in 2008 are $9 and ($23), respectively.

The U.S. plans were amended in 2007 and 2005 to, among other things, require additional retiree contributions for medical and prescription drug costs.

The expected future benefit payments are $45 in 2008, $35 in 2009, $35 in 2010, $36 in 2011, $36 in 2012 and $189 in aggregate for 2013 through 2017. These payments are net of expected Medicare Part D subsidies of $3 in 2008, $4 in each of the years 2009 to 2012 and $21 in aggregate for 2013 through 2017. Benefits paid of $35 in 2007 are net of $4 of subsidies.

The health care accumulated postretirement benefit obligations were determined at December 31, 2007 using health care trends of 9.4% decreasing to 5.1% over nine years. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligations by $42 and the total of service and interest cost by $4. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement benefit obligations by $35 and the total of service and interest cost by $3.

The weighted average discount rates used to calculate the benefit obligations at the end of each year and the cost for each year are presented below.

	2007	2006	2005

Benefit obligations	6.5%	5.8%	5.6%
Cost	5.8%	5.6%	6.3%

Employee Savings Plan.  The Company sponsors the Savings Investment Plan which covers substantially all domestic salaried employees who are at least 21 years of age. The Company matches up to 3.0% of a participant’s compensation and the total Company contributions were $2 in each of the last three years.

Employee Stock Purchase Plan.  The Company sponsors an Employee Stock Purchase Plan which covers all domestic employees with one or more years of service who are non-officers and non-highly compensated as defined by the Internal Revenue Code. Eligible participants contribute 85% of the quarter-ending market price towards the purchase of each common share of CHI. The Company’s contribution is equivalent to 15% of the quarter-ending market price of CHI. Total shares purchased under the plan in 2007 and 2006 were 37,091 and 52,149, respectively, and the Company’s contributions were less than $1 in both years.

Crown Cork & Seal Company, Inc.

V.   Income Taxes

As discussed in Note B, the Company adopted FIN 48 effective January 1, 2007, and recorded a charge of $16 to its accumulated deficit. A reconciliation of unrecognized tax benefit follows.

	Tax	Interest	Total

Balance at January 1, 2007 prior to the adoption of FIN 48	$47		$47
Adoption of FIN 48 on January 1, 2007	17	$1	18
Additions for current year tax positions	15		15
Settlements	(5)		(5)
Foreign currency translation	3		3

Balance at December 31, 2007	$77	$1	$78

The settlements of $5 include $2 due to expirations of statutes of limitation.

The $77 of unrecognized benefits as of December 31, 2007 includes $36 related to a claim filed by the Company in the United States Court of Federal Claims to recover U.S. federal taxes paid in prior years. The Company’s claim relates to the timing of the deductibility of certain payments made in 1993 to 1995. In addition to the $36, the $77 also includes reserves of $41 for potential liabilities related to transfer pricing, withholding taxes and non-deductibility of expenses. The reserves of $41 are reported in other non-current liabilities and include $3 of penalties.

Interest and penalties are recorded in the statement of operations as interest expense and provision for income taxes, respectively. The total interest and penalties recorded in the statement of operations was $1 for the year ended December 31, 2007, and less than $1 for both 2006 and 2005.

The unrecognized benefits of $77 as of December 31, 2007 include $70 that, if recognized, would affect the effective tax rate. Of the $7 of remaining unrecognized benefits, $5 would have no effect due to valuation allowances in certain jurisdictions, and $2 would reduce goodwill if recognized. The Company’s unrecognized tax benefits are expected to increase in the next twelve months as it continues its current transfer pricing policies, and are expected to decrease as open tax years or claims are settled. The Company is unable to estimate a range of reasonably possible changes in its unrecognized tax benefits in the next twelve months as it is unable to predict when, or if, the tax authorities will commence their audits, the time needed for the audits, and the audit findings that will require settlement with the applicable tax authorities, if any. In addition, the Company is unable to estimate the timing of the resolution of its U.S. tax claim.

The tax years that remained subject to examination by major tax jurisdiction as of December 31, 2007 were 2002 and beyond for Canada; 2003 and beyond for Spain and Italy; 2004 and beyond for the United States, France and Germany; and 2005 and beyond for the United Kingdom.

Pre-tax income/(loss) for the years ended December 31 was taxed under the following jurisdictions:

	2007	2006	2005

U.S.	$4	$39	($60)
Foreign	197	296	(202)

	$201	$335	($262)

The provision/(benefit) for income taxes consisted of the following:

Current tax:

U.S. federal
State and foreign	$86	$48	$55

	$86	$48	$55

Crown Cork & Seal Company, Inc.

Deferred tax:

U.S. federal	($390)	($121)	($12)
State and foreign	(96)	11	(32)

	(486)	(110)	(44)

Total	($400)	($62)	$11

The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate to pre-tax income/(loss) as a result of the following items:

	2007	2006	2005

U.S. statutory rate at 35%	$70	$117	($92)
Minimum pension liability adjustment		(121)
Valuation allowance	(485)	(11)	108
Impairment losses	36
Tax on foreign income	(35)	(30)	(20)
Tax rate changes	(8)
Withholding taxes	9	11	9
Other items, net	13	(28)	6

Income tax provision/(benefit)	($400)	($62)	$11

The valuation allowance caption for 2007 includes, among other items, the reversal of the U.S. valuation allowance discussed below. The impairment losses caption for 2007 is the effect of the non-deductible goodwill impairment charge discussed in Note D. The tax rate changes caption includes the effect of European tax rate changes in 2007, primarily in the U.K.

The minimum pension liability adjustment caption for 2006 includes a credit of $121 due to the reversal of the Company’s U.S. minimum pension liability adjustment under FAS No. 87. During 2001, the Company recorded a charge to establish a valuation allowance against its U.S. deferred tax assets, including $121 of deferred tax assets related to its defined benefit pension plan that were originally recorded through other comprehensive income. Upon the elimination of the minimum pension liability at December 31, 2006 under FAS No. 87, the Company reclassified the credit of $121 in accumulated other comprehensive income to the statement of operations. The valuation allowance caption for 2006 includes a credit of $25 in the U.S. operations, partially offset by charges of $14 in non-U.S. operations, including Canada and France. The other items caption for 2006 includes a benefit of $13 for a reinvestment tax credit related to the investment of proceeds from the sale of a building in the European Food segment as discussed in Note P. The caption also includes, among other items, $10 for the reversal of U.S. state tax contingencies upon completion of audits and $5 for the partial reversal of a U.K. tax contingency, as discussed below, based on a settlement covering the remaining period under examination.

The other items caption for 2005 includes, among other things, a benefit of $5 for the partial reversal of a U.K. tax contingency of $16 that was provided during 2004. The reversal of $5 was based on a settlement covering a portion of the period under examination.

The Company paid taxes, net of refunds, of $90, $71 and $70 in 2007, 2006 and 2005, respectively.

Crown Cork & Seal Company, Inc.

The components of deferred taxes at December 31 are:

	2007		2006

	Assets	Liabilities	Assets	Liabilities

Tax loss and credit carryforwards	$769		$688
Postretirement and postemployment benefits	200		261
Depreciation	12	$145	6	$143
Pensions	54	118	33	76
Asbestos	70		69
Inventories	1	27	2	17
Accruals and other	85	63	78	62
Valuation allowances	(508)		(925)

Total	$683	$353	$212	$298

Prepaid expenses and other current assets includes $18 and $10 of deferred tax assets at December 31, 2007 and 2006, respectively.

Tax loss and credit carryforwards expire as follows: 2008 - $4; 2009 - $8; 2010 - $1; 2011 - $2; 2012 - $24; thereafter - $456; unlimited - $274. The majority of those expiring after 2012 relate to $208 of U.S. federal tax loss carryforwards that expire through 2025, and $200 of state tax loss carryforwards. The unlimited carryforwards primarily include tax losses and credits in Europe. The tax loss carryforwards presented above exclude $22 of windfall tax benefits that will be recorded in additional paid-in capital when realized.

Realization of any portion of the Company’s deferred tax assets is dependent upon the availability of taxable income in the relevant jurisdictions. The Company considers all sources of taxable income, including (i) taxable income in any available carry back period, (ii) the reversal of taxable temporary differences, (iii) tax-planning strategies, and (iv) taxable income expected to be generated in the future other than from reversing temporary differences. The Company also considers whether there have been cumulative losses in recent years. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s valuation allowances of $508 as of December 31, 2007 include $244 in the U.S., $185 in France, $31 in Canada and $48 in other non-U.S. operations.

In the fourth quarter of 2007, the Company released a portion of its U.S. deferred tax valuation allowances based on management’s determination that it was more likely than not that the related deferred tax benefits would be realized. Management’s determination was based on cumulative earnings in recent years and its projections of future income. The valuation allowance release included a tax benefit of $462 recorded in continuing operations. The Company still maintains a valuation allowance of $244 against U.S. deferred tax assets that management believes will not be realized, primarily U.S. federal tax credits and state loss carryforwards that are expected to expire. Prior to the release in 2007, the Company had a full valuation allowance against its U.S. deferred tax assets since December 31, 2001. In France, the Company has a full valuation allowance against its net deferred tax assets of $185, consisting of $220 of deferred tax assets and $35 of deferred tax liabilities. The deferred tax assets of $220 include, among other items, $188 of tax loss carryforwards. The Company’s operations in France have had losses in recent years due to significant interest expense, foreign exchange losses and, in 2005, the payment of premiums to repay a portion of the Company’s second and third priority senior secured notes as discussed in Note T. The Company determined that a full valuation allowance was appropriate for its French net deferred tax assets as of December 31, 2007 due to the recent losses and uncertainty regarding the amount and timing of future taxable income. Although the French deferred tax assets include $188 of benefits for tax loss carryforwards that do not expire, the Company’s underlying assumption is that there is not sufficient positive evidence of future taxable income, after considering all sources, to overcome the negative evidence of losses in recent years. Accordingly, the Company concluded that it was more likely than not that no portion of the net deferred tax assets will be realized. In Canada, the Company has a full valuation allowance against its net deferred tax assets of $31, consisting of $48 of deferred tax assets and $17 of deferred tax liabilities. The deferred tax assets include, among other things, $29 of tax loss carryforwards. The Company’s operations in Canada have had losses in recent years due to decreased operating profits and increased interest expense from a corporate restructuring. The Company determined that a full valuation allowance was appropriate for its Canadian net deferred tax assets as of December 31, 2007 due to the recent losses and uncertainty regarding the amount and timing of future taxable income. The Company’s underlying assumption is that there is not sufficient positive evidence of future taxable income, after considering all sources, to overcome the negative evidence of losses in recent years. Accordingly, the Company concluded that it was more likely than not that no portion of the net deferred tax assets will be realized. The valuation allowances of $48 in other non-U.S. operations includes $14 for tax loss carryforwards in an inactive entity in Europe where there are no current tax-planning strategies to utilize the losses, $29 in other European entities, and $5 in Asia.

Crown Cork & Seal Company, Inc.

Management’s estimates of the appropriate valuation allowance in any jurisdiction involves a number of assumptions and judgments, including the amount and timing of future taxable income. Should future results differ from management’s estimates at December 31, 2007, it is possible there could be future adjustments to the valuation allowances that would result in an increase or decrease in tax expense in the period such changes in estimates were made.

The cumulative amount of the Company’s share of undistributed earnings of non-U.S. subsidiaries for which no deferred taxes have been provided was $207 at December 31, 2007. Management has no plans to distribute such earnings in the foreseeable future.

Crown Cork & Seal Company, Inc.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

COLUMN A	COLUMN B	COLUMN C Additions		COLUMN D	COLUMN E

Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions- Write-Offs	Balance at end of period

For the Year Ended December 31, 2007

Allowances deducted from
assets to which they apply:

Trade accounts receivable	$ 38	$ 3	$ 2	$ 15	$ 28

Deferred tax assets	925	(485)	68		508

For the Year Ended December 31, 2006

Allowances deducted from
assets to which they apply:

Trade accounts receivable	33	3	3	1	38

Deferred tax assets	951	3		29	925

For the Year Ended December 31, 2005

Allowances deducted from
assets to which they apply:

Trade accounts receivable	42			9	33

Deferred tax assets	881	62	8		951